SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry: 29.300.006.939

Publicly Held Company

MATERIAL FACT

Braskem S.A. ("Braskem" or the "Company") (B3 Ticker: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), in continuity with the Material Facts disclosed on December 23, 2025 and March 6, 2026, hereby informs its shareholders and the market in general that, on April 19, 2026, it received correspondence from Novonor S.A. – Em recuperação Judicial ("Novonor"), NSP Investimentos S.A. ("NSP Inv."), and Shine I Fundo de Investimento em Participações Responsabilidade Limitada ("FIP"), communicating, among other matters, the execution of a Judicial Share Purchase and Sale Agreement and Other Provisions (Contrato de Compra e Venda Judicial de Ações e Outras Avenças) entered into among Novonor, NSP Inv., the FIP, and Shine I Fundo de Investimento em Direitos Creditórios Responsabilidade Limitada, investment funds managed by Vórtx Capital Gestora de Recursos Ltda. and advised by IG4 Sol Ltda., regulating, among other things, the terms and conditions for the judicial sale by NSP Inv. to the FIP of common shares and Class “A” preferred shares issued by Braskem, representing approximately 50.1% of the Company’s common shares and approximately 34.3% of its total share capital, subject to the fulfillment of certain precedent conditions, pursuant to the correspondences transcribed below:

(A)	Novonor and NSP Inv.:

Ref.: Agreement for the Purchase and Sale of Shares Issued by Braskem S.A.

Dear Sirs,

I. We hereby inform you that Novonor S.A. – Em Recuperação Judicial (“Novonor”) and NSP Investimentos S.A. (“NSP Inv.”) entered into a Judicial Share Purchase and Sale Agreement and Other Provisions (“Agreement”) on April 17, 2026, with, among other parties, Shine I Fundo de Investimento em Participações Responsabilidade Limitada (“FIP”) and Shine I Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada (“FIDC” and, together with the FIP, the “Funds”), investment funds managed and administered by Vórtx and advised by IG4 Sol Ltda., whereby NSP Inv. undertook to sell to the FIP shares issued by Braskem, under the terms and conditions described below and detailed in the Agreement (“Transaction”).

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II. Under the terms of the Contract, NSP Inv. will sell to FIP, on the closing date, (a) 226,334,622 (two hundred and twenty-six million, three hundred and thirty-four thousand, six hundred and twenty-two) common shares issued by Braskem ("Acquired Common Shares"); and (b) 47,294,173 (forty-seven million, two hundred and ninety-four thousand, one hundred and seventy-three) Class A preferred shares issued by Braskem ("Acquired PN Shares" and, together with the Acquired Common Shares, the "Acquired Shares"), so that the FIP will become the holder of shares representing approximately 50.1108% of the voting share capital and approximately 34.3234% of the total share capital of Braskem, and NSP Inv. will remain the holder of 31,888,313 (thirty-one million, eight hundred and eighty-eight thousand, three hundred and thirteen) Class A preferred shares issued by Braskem, corresponding to 4% (four percent) of its total share capital, without governance rights beyond those provided for by law.

III. In exchange for the Acquired Shares, the FIP will deliver to NSP Inv. (a) 547,257,590 (five hundred and fifty-seven million, two hundred and fifty-seven thousand, five hundred and ninety) debentures of the 1st series of the 2nd Debenture Issue of NSP Investimentos S.A. (Ticker B3: OSPI12); and (b) 273,628,795 (two hundred and seventy-three million, six hundred and twenty-eight thousand, seven hundred and ninety-five) debentures of the 2nd series of the 2nd Debenture Issue of NSP Investimentos S.A. (Ticker B3: OSPI22). The aforementioned quantity of debentures already reflects a grouping of said debentures, which will be decided prior to the closing of the Transaction.

IV. The consummation of the Transaction is subject to the fulfillment of certain precedent conditions, including: (a) obtaining the applicable judicial authorizations; (b) obtaining the consent of the competent antitrust authorities, some of which has already been obtained prior to the execution of the Contract; and (c) the non-exercise, by Petróleo Brasileiro S.A. – Petrobras, of the right of first refusal and tag-along right provided for in the Braskem shareholders' agreement.

V. The Contract also stipulates the FIP's obligation to request and file with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) a request for registration of a public offering for the acquisition of up to all outstanding common and preferred shares of Braskem ("OPA"), ensuring its recipients the right to sell their Braskem shares to the FIP under the same conditions as the Transaction. The approval of the OPA registration request constitutes a resolutory condition of the Transaction, subject to the terms and conditions set forth in the Contract.

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VI. Finally, we must emphasize that the Transaction now communicated will not imply any prejudice or interference in the preservation of the Company's best interests, and Novonor's actions as a shareholder will continue to be guided by the observance and promotion of Braskem's social interest until the Transaction is completed.

We remain at your disposal to clarify any of the matters above.

Sincerely,

Novonor S.A. – Em Recuperação Judicial

NSP Investimentos S.A.

(B)	FIP e Vórtx Capital Gestora de Recursos Ltda. :

Ref.: Execution of Agreement for Share Transfer – Material Fact

Dear Sirs,

1. SHINE I FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES RESPONSABILIDADE LIMITADA, a private equity investment fund managed by VÓRTX CAPITAL GESTORA DE RECURSOS LTDA. and constituted under CVM Resolution No. 175, of December 23, 2022, as amended, registered with the CNPJ/MF under No. 63.428.842/0001-69 (“Buyer”), hereby informs you of the following.

2. On December 15, 2025, Braskem released a material fact notice (“Initial Material Fact”) informing about the execution of a definitive binding agreement between, on the one hand, Shine I Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada (“FIDC Shine”), and, on the other hand, the banks that were originally creditors of Novonor S.A. – Em Recuperação Judicial and other companies belonging to its economic group, among which is NSP INVESTIMENTOS S.A., a corporation registered with the CNPJ/MF under number 22.606.673/0001-22, with headquarters in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, nº 14.401, 5th floor, Part A21, Building B1 – Aroeira, Cj. 51, Vila Gertrudes, Postal Code 04.794-000 (respectively, “Original Creditors”, “Novonor” and “Seller”, and the latter, together with the other companies belonging to the Novonor group, the “Debtors”). Through the aforementioned agreement, FIDC Shine acquired all the credits held by the Original Creditors against the Debtors (“Credits”).

3. Given that the Credits are secured by, among other guarantees, fiduciary assignments constituted on the Braskem shares held by the Seller, on the same date, and as also disclosed at the time, FIDC Shine and Novonor entered into and subsequently renewed an exclusivity agreement to negotiate a potential transaction involving Braskem shares held by the Seller (“Transaction”).

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4. For the purpose of implementing said transaction, on April 17, 2026: (i) FIDC Shine entered into a binding document with the Buyer, contracting the sale to the Buyer of part of the Credits (to be completed immediately before the closing of the Transaction); and (ii) the Buyer and the Seller entered into the “Judicial Share Purchase and Sale Agreement and Other Provisions” (“CCVJ”) regulating, among other things, the terms and conditions of the judicial acquisition, by the Buyer, and judicial sale, by the Seller, of (a) 226,334,622 (two hundred and twenty-six million, three hundred and thirty-four thousand, six hundred and twenty-two) common shares issued by Braskem S.A. (“Braskem” and the “Acquired Common Shares”), and (b) 47,294,173 (forty-seven million, two hundred and ninety-four thousand, one hundred and seventy-three) Class A preferred shares issued by Braskem (“Acquired Preferred Shares” and, together with the Acquired Common Shares, the “Acquired Shares”).

5. The acquired common shares represent approximately: (i) 50.1108% of Braskem's voting capital and (ii) 28.3909% of its total capital. The acquired preferred shares represent approximately: (i) 13.7060% of Braskem's "Class A" preferred shares; (ii) 13.6870% of the total preferred shares issued by the Company; and (iii) 5.9324% of Braskem's total share capital. The acquired common shares and the acquired preferred shares, together, correspond to 34.3234% of Braskem's total share capital.

6. The Buyer is a private equity investment fund that, like the Shine FIDC, (i) is managed by Vórtx Capital Gestora de Recursos Ltda., and (ii) has the consulting services of IG4 Sol. Ltda. (“IG4”). With the assistance of IG4, the Buyer recruited highly experienced professionals in the administration and management of restructuring processes (turnarounds) of leading companies in their respective sectors, including logistics and water and sanitation, to fill administrative and management positions in the Company.

7. In exchange for the sale of all the Acquired Shares, the Buyer shall deliver to the Seller, solely and exclusively, the following Credits (previously acquired from FIDC Shine and already reflecting the grouping that will be done, before the closing of the Transaction, for simplification purposes): (i) 547,257,590 (five hundred and fifty-seven million, two hundred and fifty-seven thousand, five hundred and ninety) debentures of the 1st series of the 2nd Debenture Issue of NSP Investimentos S.A. (Ticker B3: OSPI12); and (ii) 273,628,795 (two hundred and seventy-three million, six hundred and twenty-eight thousand, seven hundred and ninety-five) debentures of the 2nd series of the 2nd Debenture Issue of NSP Investimentos S.A. (Ticker B3: OSPI22).

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7.1. As a result, and already reflecting the grouping mentioned above, for each Share Acquired, only and exclusively, (i) 2 (two) debentures of the 1st series of the 2nd Debenture Issue of NSP Investimentos S.A. (Ticker B3: OSPI12) will be delivered; and (ii) 1 (one) debenture of the 2nd series of the 2nd Debenture Issue of NSP Investimentos S.A. (Ticker B3: OSPI22).

8. In summary, the completion of the Transaction is conditional upon, among other applicable conditions:

8.1. Obtaining the necessary judicial authorizations;

8.2. Definitive confirmation that Petrobras will not exercise its preemptive and tag-along rights as provided for in the Company's Shareholders' Agreement currently in force; and

8.3. Pending approval from the European Commission regarding the Foreign Subsidies Regulation (FSR), the applicable approvals from the antitrust authorities of Brazil, Mexico, the European Union and the United States of America having already been obtained.

9. Upon closing the Transaction, a new Braskem Shareholders' Agreement between the Buyer and Petrobras will enter into force to regulate the exercise of shared control of the Company between the parties (“New Braskem Shareholders' Agreement”), which will be sent to the Company for filing and appropriate disclosures. According to the New AA Braskem, the Company's governance will be balanced between the Buyer and Petrobras, including (i) the obligation to obtain consensus in all deliberations of the Board of Directors and the General Meeting, and (ii) the right of the parties to appoint an equal number of members to the Board of Directors and the Executive Management.

10. The Buyer intends to conduct, together with Petrobras, the financial and operational restructuring of the Company, with the intention that Braskem will once again generate value for its shareholders and for Brazil.

11. The Buyer does not intend to cancel Braskem's registration as a publicly traded company. Furthermore, with the exception of (i) the instruments mentioned in this communication, and (ii) the agreement entered into with the banks originally holding claims against the Seller (whose assignment was the subject of the material fact disclosed by the Company on December 15, 2026), which establishes certain restrictions for the sale, by the Buyer, of the Acquired Shares, the Buyer is not a party to, nor has it undertaken to enter into, any agreement or contract governing the exercise of voting rights or the purchase and sale of securities issued by Braskem.

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12. Finally, the Buyer informs that, pursuant to the provisions of (i) article 254-A of Law No. 6,404, (ii) article 10 of Braskem's Bylaws, and (iii) CVM Resolution No. 215, it will submit a request for registration of a public offering for the acquisition of up to all of Braskem's outstanding common and preferred shares ("Registration Request" and "OPA", respectively). As provided in the CCVJ, the Registration Request shall be filed by the Buyer with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) as soon as possible (including, preferably, before the closing of the Transaction), observing, in any case, the deadlines provided for in the CCVJ and applicable regulations.

13. Will constitute a resolutory condition of the CCVJ and the transactions contemplated therein, on a definitive basis within the administrative sphere, of a decision rejecting the registration of the OPA, under the terms to be stipulated in the respective Registration Request, subject to the provisions and conditions established in the CCVJ. Further information regarding the OPA will be provided by the Buyer at the appropriate time.

14. In light of the above, we hereby REQUEST that Braskem, through its Investor Relations Director, in compliance with applicable laws and regulations, promptly disclose the content of this notification to the market in the form of a material fact.

We remain available for any clarifications that may be necessary.

Sincerely,

SHINE I FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES RESPONSABILIDADE LIMITADA

VÓRTX CAPITAL GESTORA DE RECURSOS LTDA.

Finally, in compliance with applicable laws, Braskem informs that it will keep the market duly informed about any relevant developments regarding the subject.

Additional information can be obtained from the Investor Relations Department by telephone (11) 3576-9531 or by email braskem-ri@braskem.com.br.

São Paulo, April 20, 2026.

Felipe Montoro Jens

Chief Financial and Investor Relations Officer

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan”, “objective” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.